[Keyport Life Insurance Company Letterhead]
Keyport Life Insurance Company
125 High Street
Boston, MA  02110
(617) 526-1400


                                         April 6, 1999


VIA EDGAR

The Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
450 Fifth Street, N.W., Mail Stop 5-6
Washington, D.C. 20549

Re:  Keyport Life Insurance Company ("Keyport");
     Variable Account A ("Registrant");
     Request for Withdrawal of Amendment to Registration Statement on Form N-4 (File No. 333-75115; 811-7543)
     Accession Number: 0001007573-99-000012
     CIK Number: 0001007573

Commissioners:

     On behalf of Keyport and pursuant to Rule 477 under the Securities Act of 1933, we respectfully request that the Securities and Exchange
Commission (the "Commission") consent to the withdrawal of Keyport's Registration Statement on Form N-4 (the "Registration Statement"). This
Registration Statement relates to certain group and individual flexible purchase payment deferred variable annuity contract (the "Keyport Advisor Charter Contract").

     With or promptly after the filing of this withdrawal, Keyport will file a withdrawal for a registration statement for another flexible payment deferred variable annuity contract (the "Keyport Advisor Optima Contract"). The reason for filing the withdrawals is that Keyport discovered it erroneously indicated on the facing sheet that the Registration Statement as well as the registration statement for the Keyport Advisor Optima Contract would become effective 60 days after filing pursuant to Rule
485(a). We discussed the options available for correcting the error with Mark Amorosi and Kevin Kirchoff of the Commission staff who suggested that both registration statements be withdrawn and re-filed. Therefore, Keyport will withdraw and then re-file both registration statements.



     By way of background and for the convenience of the staff, the Registration Statement and the registration statement for the Keyport Advisor Optima Contract were filed on March 26, 1999 contemporaneously with two other Registration Statements relating to certain group and individual flexible purchase payment deferred variable annuity contracts issued by the Separate Account of Keyport's affiliate, Keyport Benefit Life Insurance Company ("Keyport Benefit"). The other two registration statements are:

    Keyport  Benefit Advisor Charter Contracts (File Nos.  333-75157;  811-
08635)
    Keyport  Benefit  Advisor Optima Contracts (File Nos.  333-75155;  811-
08635)

     All four registration statements are substantially similar to each other and as such Keyport and Keyport Benefit requested selective review of the registration statements. For purposes of the selective review process, Keyport and Keyport Benefit have prepared courtesy copy filings which include black-lined versions of the Keyport Benefit registration statements as well as the registration statement for the Keyport Advisor Optima Contract marked to show the differences as against the Keyport Advisor Charter Contract (the subject of this withdrawal). Although the Keyport Benefit registration statements were filed on March 26, 1999, we will forward the courtesy black-lined versions of all four registration statements together via hand-delivery immediately after the facing sheet errors have been corrected.

     On behalf of Keyport, we respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above.


                                         Very truly yours,


                                         /s/ James J. Klopper
                                         Vice President